Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286883

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated May 8, 2025)

STARDUST POWER INC.

Up to 1,302,451 Shares of Common Stock

This prospectus supplement supplements the prospectus dated May 8, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-286883). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus relates to the resale from time to time of up to 1,302,451 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Stardust Power, Inc. (the “Company” or “Stardust Power”) by the selling stockholders identified in this prospectus (the “Selling Stockholders”), including their pledgees, assignees, donees, transferees or their respective successors-in-interest consisting of:

●	15,000 shares of Common Stock issued to J.V.B. Financial Group, LLC, for services provided through its Cohen & Company Capital Markets division (“J.V.B.”) related to the Company’s business combination completed on July 8, 2024 (the “J.V.B. Shares”);
●	97,765 shares of Common Stock (the “December 6, 2024 Loan Shares”) issued to a Selling Stockholder as partial consideration for the purchase of $1,750,000 of promissory notes pursuant to a terms sheet dated December 6, 2024 (the “December 6, 2024 Loan”);
●	48,882 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock issued as partial consideration for the December 6, 2024 Loan (the “December 6, 2024 Loan Warrants”);
●	75,418 shares of Common Stock (the “December 13, 2024 Loan Shares”) issued to Selling Stockholders as partial consideration for the purchase in the aggregate of $1,800,000 of promissory notes pursuant to a terms sheet dated December 13, 2024 and securities purchase agreement dated April 2025 (the “December 13, 2024 Loan”);
●	37,709 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock issued as partial consideration for the December 13, 2024 Loan (the “December 13, 2024 Loan Warrants”);
●	12,850 shares of Common Stock (the “2024 Private Placement Shares”) issued to Selling Stockholders in a private placement pursuant to a terms sheet entered into on December 31, 2024 (the “2024 Private Placement”;.
●	6,425 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock issued in the 2024 Private Placement (the “2024 Private Placement Warrants”);
●	50,000 shares of Common Stock (the “License Agreement Shares”) issued to a Selling Stockholder pursuant to a License Agreement dated February 7, 2025; and
●	958,400 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock (the “Inducement Warrants,” and together with the December 6, 2024 Loan Warrants, December 13, 2024 Loan Warrants and 2024 Private Placement Warrants, the “Warrants”), issued to a Selling Stockholder in connection with the exercise of existing warrants to purchase shares of Common Stock pursuant to a warrant inducement agreement date March 16, 2025 (the “Warrant Inducement”).

The Selling Stockholders, or its or their pledgees, assignees, donees, transferees or their respective successors-in-interest, from time to time may offer and sell through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices the shares held by them directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus. See “Plan of Distribution” beginning on page 114 of this prospectus for more information about how the Selling Stockholders may sell their respective Common Stock. The Selling Stockholders may be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Common Stock by the Selling Stockholders. However, we may receive up to $17,405,743 aggregate gross proceeds if the Warrants are exercised for cash. We will pay the expenses incurred in registering under the Securities Act the offer and sale of the shares of Common Stock to which this prospectus relates by the Selling Stockholder, including legal and accounting fees.

Our Common Stock is currently traded on The Nasdaq Global Market (“Nasdaq”) under the trading symbol “SDST.” On October 20, 2025, the closing sale price of our Common Stock as reported by Nasdaq was $5.27.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to reduced public company reporting requirements. As such, we have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our Common Stock.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 1, 2025

STARDUST POWER INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39875	99-3863616
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 E. Putnam Ave, Suite 378, Greenwich, CT 06830

(Address of principal executive offices)

(800) 742-3095

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SDST	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	SDSTW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported in a Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2025, Stardust Power Inc., a Delaware corporation (the “Company”) received Notice from Nasdaq indicating that, because the market value of the Company’s Common Stock had been below $50,000,000 for 30 consecutive business days, the Company no longer complied with the minimum market value of listed securities requirement for continued listing on the Nasdaq Global Market under Rule 5450(b)(2)(A) of Nasdaq Listing Rules (the “MVLS Rule”).

The Company was provided with an initial compliance period of 180 calendar days, or until September 30, 2025, to regain compliance with the MVLS Rule. The Company did not regain compliance with the MVLS Rule during the allotted time period.

Accordingly, on October 1, 2025, the Company received a staff delist determination letter from the Nasdaq Listing Qualifications Department, as a result of its failure to regain compliance with the MVLS Rule.

The Company intends to timely request a hearing before a Nasdaq Hearings Panel (the “Panel”). This hearing request will automatically stay Nasdaq’s delisting of the Company’s common stock and warrants pending the Panel’s decision and any extension provided by the Panel. The Company intends to present its plan of compliance, which may include a transfer to the Nasdaq Capital Market listing tier.

As previously reported by Stardust on March 24, 2025, the Company received deficiency letters from the Staff on March 18, 2025, and March 19, 2025, notifying the Company that it was not in compliance with (i) Nasdaq Listing Rule 5450(b)(2)(C) requiring a listed company to maintain a minimum Market Value of Publicly Held Shares, as defined by Nasdaq, of $15 million and (ii) Nasdaq Listing Rule 5450(a)(1) requiring a listed company to maintain a minimum bid price of $1.00 per share, respectively (such requirements, the “Listing Requirements”). In accordance with Nasdaq rules, the Company successfully achieved compliance with these Listing Requirements within the stipulated given period of 180 calendar days (or by/until September 15, 2025).

Forward Looking Statements

This current report contains forward-looking statements, including, but not limited to, the timing of the hearing and the timing of the decision of the Panel. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by such forward-looking statements. In particular, the hearing may be scheduled, and the Panel may issue a decision, more quickly than expected, which shorter timeline(s) may be unfavorable for the Company and the continued listing of the Company’s common stock on The Nasdaq Capital Market. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to update any forward-looking statement in this report, except as required by law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STARDUST POWER INC.

Date: October 3, 2025	By:	/s/ Roshan Pujari
	Name:	Roshan Pujari
	Title:	Chief Executive Officer

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